August 14, 2018

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson St., Suite 105-10014
Loma Linda, CA 92354

       Re: ADiTx Therapeutics, Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed on August 7, 2018
           File No. 024-10825

Dear Mr. Albanna:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. We note the disclosure that you will not consummate the offering if your common stock is not listed on the Nasdaq Capital Market. Please clarify if you are applying to have the
      Units listed as well. Please also explain when shareholders are able to separately trade the common stock and warrants included in the Units.
 Amro Albanna
ADiTx Therapeutics, Inc.
August 14, 2018
Page 2


Summary
Best Efforts, page 7

2. Please clarify here that he Underwriter is offering the Units on a best efforts basis, or advise.
       You may contact Abe Friedman at (202) 551-8298 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any otherquestions.



                                                              Sincerely,
FirstName LastNameAmro Albanna
                                                              Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                              Office of
Transportation and Leisure
August 14, 2018 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName